Exhibit 99.1

Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera AG: Changes in the supervisory board

Leverkusen, Germany, February 22, 2022 – Biofrontera AG (Nasdaq: BFRA; Frankfurt Stock Exchange: B8F), announces that Prof. Dr. Franca Ruhwedel today resigned from her position as a member of the supervisory board with immediate effect for good cause.

Prof. Dr. Ruhwedel was nominated for election at the annual stockholders’ meeting on December 14, 2021, following an agreement between the main stockholders on the future composition of the supervisory board. In this respect, reference is made to the announcement of Biofrontera AG pursuant to Article 17 MAR dated 19.11.2021

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

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